SECURITIES AND EXCHANGE COMMISSION      Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number 1-8097

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ENSCO Savings Plan

    B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ENSCO International Incorporated
500 North Akard Street
Suite 4300
Dallas, Texas 75201-3331

ENSCO SAVINGS PLAN TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Financial Statements:

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits at December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Plan Benefits Years Ended December 31, 2007 and 2006	3

Notes to Financial Statements	4

Supplemental Information:

Schedule I - Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2007	13

Exhibits:

Consent of Independent Registered Public Accounting Firm	16

Report of Independent Registered Public Accounting Firm

The Administrator and Participants of the
ENSCO Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the ENSCO Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the ENSCO Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Dallas, Texas
June 30, 2008

ENSCO SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Cash	$ 273,224	$ --
Receivables:
Employer contributions	12,867,795	11,736,462
Participant contributions	414,883	381,769
Investments, at fair value	198,266,202	175,446,000

Net assets reflecting investments at fair value	211,822,104	187,564,231
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(304,199)	413,053

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$211,517,905	$187,977,284

The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends	$ 8,224,364	$ 5,513,604
Participant contributions	8,772,517	8,458,896
Employer contributions	17,614,705	16,068,048
Net appreciation in the fair value of investments	11,142,642	12,410,683

Total additions	45,754,228	42,451,231

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	22,179,321	24,165,690
Fees	34,286	35,930

Total deductions	22,213,607	24,201,620

NET ADDITIONS	23,540,621	18,249,611

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	187,977,284	169,727,673

End of year	$211,517,905	$187,977,284

The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   PLAN ORGANIZATION AND DESCRIPTION

The ENSCO Savings Plan (the "Plan") is a defined contribution plan available to certain employees of ENSCO International Incorporated and subsidiary companies (collectively the "Company"). The Plan was established to provide retirement benefits for employees through Company profit sharing contributions and matching contributions based on employee contributions, and to promote and encourage employees to provide additional security and income for their retirement through a systematic savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

Participation

Employees of the Company may participate in the Plan upon completing certain age and service requirements, except for those employees, if any, who are covered by a collective bargaining agreement with retirement benefits that are the subject of good faith bargaining between the Company and the employee representative (unless the agreement requires inclusion in the Plan), leased employees and certain nonresident employees. Eligible employees ("Savings Participants") may participate in the employee savings feature of the Plan after completing one month of service with the Company. The entry date with respect to an eligible employee's ability to make 401(k) contributions is the first business day of the month following the month during which the employee satisfies eligibility and participation requirements. Eligible employees automatically participate in the annual profit sharing feature of the Plan if they are employed by the Company at year-end and new employees initially participate in the profit sharing feature after completing at least 90 days of continuous full-time employment if they are so employed at the end of the initial calendar year of employment.

Contributions

Savings Participants may elect to make contributions to the Plan through salary deferrals ("Savings Contributions"), which qualify for tax deferral under Section 401(k) of the Internal Revenue Code ("the Code"). Under the Plan, Savings Contributions are limited to 50% (10% for highly compensated individuals) of the Savings Participant's compensation, subject to the annual dollar limitation set forth in Section 402(g) of the Code ($15,500 and $15,000 for the years ended December 31, 2007 and 2006, respectively). Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions. An individual's total catch-up contributions during 2007 could not exceed $5,000. Within certain limits, as defined in the Plan, Savings Participants may elect to increase, decrease or suspend their Savings Contributions.

At the discretion of its Board of Directors, the Company may make contributions to the Plan ("Matching Contributions"). Matching Contributions may be made by the Company in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. The Company made Matching Contributions to active participant employee accounts as follows:

Contribution Level	Matching Percentage
	2007	2006

First 5% of eligible compensation	100%	100%

Total Matching Contributions for the years ended December 31, 2007 and 2006, were approximately $5.0 million and $4.6 million, respectively. Matching Contributions are disclosed net of approximately $600,000 and $800,000 of forfeitures for the years ended December 31, 2007 and 2006, respectively.

At the discretion of its Board of Directors following close of a fiscal year in which the Company reported a profit, the Company may also make annual profit sharing contributions to the Plan for the benefit of all eligible employees ("Profit Sharing Contributions"). The Company may make Profit Sharing Contributions either in cash or in the Company's common stock. Annual Profit Sharing Contributions are allocated to eligible employees based on their proportionate compensation. The 2007 and 2006 Profit Sharing Contributions awarded in cash were approximately $12.6 million and $11.5 million, respectively. At December 31, 2007 and 2006, the Plan's contribution receivable from the Company included approximately $12.6 million and $11.5 million, respectively, related to the 2007 and 2006 Profit Sharing Contributions which were paid in March 2008 and 2007, respectively.

Statutory limits on the sum of a participant's annual Savings Contributions and Matching Contribution and Profit Sharing Contribution ("Company Contributions") were the lesser of $45,000 for 2007 and $44,000 for 2006 or 100% of the Plan participant's compensation. Under certain circumstances, Plan participants may make contributions to the Plan in the form of rollover contributions ("Rollover Contributions").

Plan Administration

T. Rowe Price Trust Company ("T. Rowe Price") serves as the asset custodian and investment manager for the Plan's trust fund and executes all investment actions at the discretion of Plan participants. Recordkeeping responsibilities are maintained by T. Rowe Price.

Vesting

A Plan participant's Matching Contribution account balance and Profit Sharing Contribution account balance shall become vested and nonforfeitable upon the completion of years of service with the Company, as follows:

Completed years of service	Vested percentage

Less than two years	0%
Two years	20%
Three years	40%
Four years	60%
Five years	80%
Six or more years	100%

A Plan participant shall become fully vested in his or her Matching Contribution account balance and Profit Sharing Contribution account balance upon certain events, including death or disability, attaining the age of 65 or a period of service with the Company of at least six years, or a full termination of the Plan. A Plan participant's Savings Contribution account balance and Rollover Contribution account balance are fully vested at all times.

Upon completion of each Plan year, the nonvested portion of Matching Contribution account balances and Profit Sharing Contribution account balances of terminated Plan participants are forfeited ("forfeitures") to the Plan and may be used to pay certain administrative expenses of the Plan and then applied to reduce the amount of employer contributions. The Plan used forfeitures of approximately $600,000 and $800,000 to reduce a portion of the Company's Matching Contributions during the years ended December 31, 2007 and 2006, respectively.

Distributions

Distributions of a Plan participant's Savings Contribution account and Rollover Contribution account and the vested portion of a participant's Matching Contribution account and Profit Sharing Contribution account are generally made within 60 days of an employee request due to termination of employment or certain Internal Revenue Service ("IRS") regulations. At December 31, 2007 and 2006, all Plan participants who had elected to withdraw from the Plan had been paid.

Investments

The Plan allows participants to direct all contributions among a number of different investment choices managed by T. Rowe Price and Company stock. The daily value of each investment unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, are allocated to each Participant's account based on the change in unit value for each investment fund in which the Participant has an account balance.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

The Plan's investments are stated at fair value using quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The Plan's interest in the T. Rowe Price Stable Value Common Trust Fund is valued based on information reported by the fund's investment advisor using the audited financial statements of the collective trust at year end.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan's T. Rowe Price Stable Value Common Trust Fund invests in investment contracts through a collective trust. As required by the FSP, the statements of net assets available for plan benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Purchases and sales of mutual funds and the Company's common stock fund are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Net appreciation (depreciation) is calculated based on beginning of the year market values of investments to the date of sale and the purchase price, if purchased during the year, to the end of the year market value.

Distributions

Distributions of benefits to participants are recorded when paid.

Loans

Approved loans to eligible participants shall be granted from the participants' vested accounts. The interest rate is a fixed rate determined monthly. All loans must be secured with an irrevocable pledge assignment. Loan payments are generally made through participant payroll deductions. Loans shall not exceed the limitations listed in the Plan document, which are the lesser of 50% of the participant's vested balance or $50,000 less the highest outstanding loan balance in the previous 12 months. The Plan allows no more than two outstanding loans at a time to any one participant.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and related changes in net assets available for plan benefits as well as disclosures of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.

3. PLAN INVESTMENTS The fair value of investments that represent 5% or more of the Plan’s net assets are identified as follows:

	December 31,
	2007	2006

Mutual Funds
T. Rowe Price:
Spectrum Growth Fund	$ 16,349,166	$ 14,866,827
Mid-Cap Growth Fund	15,347,348	11,471,579
Balanced Fund	13,282,756	10,697,144
Blue Chip Growth Fund	10,292,492	8,898,380
Other Funds	24,420,491	20,980,419
Common Collective Trust Fund:
T. Rowe Price Stable Value Common Trust Fund	51,468,634	48,182,251
Common Stock:
ENSCO International Incorporated Stock Fund	55,752,451	49,811,830

	186,913,338	164,908,430

Loan Fund	11,352,864	10,537,570

Total Investments	$198,266,202	$175,446,000

During 2007 and 2006, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:
	2007	2006

Company stock	$9,813,547	$ 8,705,563
Mutual funds	1,329,095	3,705,120

	$11,142,642	$12,410,683

At December 31, 2007 and 2006, the Plan's investment in the Company's common stock was based on the closing price on such dates of $59.62 per share and $50.06 per share, respectively. Like any investment in publicly traded securities, the Company's common stock is subject to price changes. During 2007 and 2006, the high and low prices for the Company's common stock were $67.61 and $45.00 and $58.75 and $37.36, respectively.

4.   ADMINISTRATIVE FEES

The Plan has no employees. All administrative expenses of the Plan have been paid by the Company. Fees paid by the participants and the Plan for investment management and loan origination services amounted to approximately $34,000 and $36,000 for the years ended December 31, 2007 and 2006, respectively.

5.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.   TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 28, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter, however, management believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

During 2005, the Plan allowed certain participants to contribute to the Plan prematurely and subsequently failed to follow their investment direction upon meeting the eligibility requirements to participate in the Plan. During 2006, the Plan self-corrected the error. The correction did not have a material effect on the Plan's financial statements and the Plan's administrator and counsel do not expect this correction to affect the Plan's tax-exempt status.

7.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Shares of the Company's common stock held by the Plan as an investment qualify as party-in-interest transactions.

8.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits between the financial statements and Form 5500:

	December 31,
	2007	2006

Net assets available for plan benefits per the financial statements	$211,517,905	$187,977,284
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	304,199	(413,053)

Net assets available for plan benefits per Form 5500	$211,822,104	$187,564,231

The following is a reconciliation of additions to net assets between the financial statements and Form 5500 for the years ending:
	December 31,
	2007	2006

Additions to net assets per the financial statements	$45,754,228	$42,451,231
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	717,252	(413,053)

Additions to net assets per Form 5500	$46,471,480	$42,038,178

9.   RISKS AND UNCERTAINTIES

The Plan invests in various investment options that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

10.  NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, provides a framework for measuring fair value in accordance with U.S. generally accepted accounting principles and expands the disclosures required for fair value measurements. This statement applies to other accounting pronouncements that require fair value measurements; it does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007, but was amended on February 6, 2008 to defer the effective date for one year for certain nonfinancial assets and liabilities. We do not expect this statement to have a material effect on the Plan's financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" ("SFAS 159"). This standard permits entities to choose to measure certain financial assets and liabilities and other eligible items at fair value, which are not otherwise currently required to be measured at fair value. Under SFAS 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront cost and fees associated with the item for which the fair value option is elected. Entities may elect the fair value option provided for in this standard and adopt SFAS 159 on January 1, 2008. We do not expect this statement to have a material effect on the Plan's financial statements.

11.  SUBSEQUENT EVENTS

Effective January 1, 2008, the Plan was amended by the Company to reduce the period of service with the Company required for vesting of matching contributions. A Plan participant's Matching Contribution account balance and Profit Sharing Contribution account balance shall become vested and nonforfeitable upon the completion of a specific period of service with the Company, as follows:

Completed years of service	Vested percentage

Less than one year	0%
One year	33%
Two years	67%
Three or more years	100%

Effective June 1, 2008, the Plan was amended to include automatic enrollment of eligible U.S. taxpaying employees who do not complete their enrollment forms.

Effective June 1, 2008, the Plan was further amended to limit the portion of a participant's current contributions allocated to the Company Stock Fund. Subsequent to this amendment, participants may not direct more than 50% of their current investment to the Company Stock Fund. If a participant's investment election in effect on June 1, 2008 provided for an election in excess of 50% to the Company Stock Fund, that investment election was automatically revised, effective June 1, 2008, to provide for an election of 50% to the Company Stock Fund. The percentage elected in excess of 50% will be deemed to be an election of that excess percentage to the particular T. Rowe Price target date retirement fund determined by the participant's age.

Effective June 1, 2008, the Plan was further amended to limit a participant's investment in the Company's Stock Fund to 50% of total invested asset value. However, if a participant's investment in the Company Stock Fund was 50% or more of the total invested asset value as of June 1, 2008, the participant may continue to hold that investment interest in the Company Stock Fund.

Supplemental Information Schedule I

ENSCO SAVINGS PLAN Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2007

Identity of issue or	Description of	Rate of	Fair
party involved	investment	interest	value

T. Rowe Price:
*T. Rowe Price Stable
Value Common Trust Fund	Common Trust Fund	3.45% - 5.85%	$ 51,468,634
*Balanced Fund	Mutual Fund	-	13,282,756
*Spectrum Growth Fund	Mutual Fund	-	16,349,166
*Spectrum Income Fund	Mutual Fund	-	8,089,521
*Blue Chip Growth Fund	Mutual Fund	-	10,292,492
*Equity Income Fund	Mutual Fund	-	5,529,640
*Mid-Cap Growth Fund	Mutual Fund	-	15,347,348
*Small-Cap Stock Fund	Mutual Fund	-	5,948,823
*Vanguard Institutional Index	Mutual Fund	-	4,852,507

			131,160,887
Employer securities:
*ENSCO International Incorporated Stock Fund	ENSCO International Incorporated Common Stock	-	55,752,451

*Participant Loans	Participant Loans, maturity dates ranging from January 2008 to September 2017	4.89% - 10.50%	11,352,864

			$198,266,202

Historical cost information is not presented on this schedule, as all investments are participant directed.

*Party-in-interest

See accompanying independent registered public accounting firm's report.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENSCO Savings Plan

Date: June 30, 2008	/s/ DAVID A. ARMOUR By: David A. Armour Controller

14

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

15